February 1, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Gregory Herbers

Re:	Romeo Power, Inc.

Registration Statement on Form S-3

File No. 333-262355 (the “Registration Statement”)

Dear Mr. Herbers:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, Romeo Power, Inc. (the “Company”) hereby requests that the effectiveness of the Registration Statement be accelerated so that the Registration Statement will become effective on February 3, 2022 at 4:00 p.m., Eastern Time, or as soon thereafter as practicable. The Company hereby authorizes David Hernand of Paul Hastings LLP to orally modify or withdraw this request for acceleration.

Please call David Hernand of Paul Hastings LLP at (310) 620-5750 to provide notice of the effectiveness of the Registration Statement.

Sincerely,

ROMEO POWER, INC.

By:	/s/ Matthew Sant
Name: Matthew Sant
Title: General Counsel and Secretary

cc:	David Hernand

Paul Hastings LLP